Exhibit 10.1
[Company Letterhead]

April 4, 2012
VIA COURIER
Ms. Sherilyn S. McCoy

Dear Sheri:
We are pleased to offer you the position of Chief Executive Officer of Avon Products, Inc. (“Avon”), reporting directly to Avon's Board of Directors (the “Board”). Your employment with Avon as Chief Executive Officer shall commence on April 23, 2012 (unless otherwise mutually agreed) and shall continue until terminated by either party as set forth herein. As Chief Executive Officer, you shall have such duties and authority, consistent with your position, as shall be determined from time to time by the Board. You will also be included as a nominee for election to the Board at each annual shareholders meeting which occurs while you are serving as Chief Executive Officer, in accordance with Avon's Corporate Governance Guidelines. During your employment with Avon, your principal place of employment shall be at Avon's principal headquarters in New York, New York and you will devote your full business time and best efforts to the performance of your duties to Avon, and will not engage in any other business, profession or occupation for compensation or otherwise that would conflict with or interfere with the rendition of such services directly or indirectly; provided that you shall not be precluded from accepting or continuing appointment to any corporate board of directors or board of directors or trustees of any charitable or civic organizations, subject, in each case, to Avon's Corporate Governance Guidelines; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of your duties to Avon or conflict with your Restrictive Covenants (as defined below).
Your annual base salary will be $1,200,000, payable in regular installments in accordance with Avon's usual payment practices. Although this salary is quoted on an annual basis, it does not imply a specific period of employment. Your annual base salary shall be subject to such increases, if any, as may be determined in the discretion of the Compensation Committee of the Board (the “Compensation Committee”). Your annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary”.
You will be eligible to participate in Avon's annual incentive program available to senior executives beginning with the 2012 plan year. Your annual target award under the annual incentive program will be 150% of your Base Salary, with the opportunity for a maximum payout of 200% of target. Annual awards are contingent on relevant individual and business performance goals being achieved. Payment in respect of your annual incentive award, if any, will be made in the calendar year following the year in respect of which such annual incentive award is earned at the same time when annual incentive

Ms. Sherilyn S. McCoy

awards are generally paid to Avon's other senior executives.
You will be eligible to participate in the long-term incentive program available to Avon's senior executives beginning in 2012. You will receive your first regular award with respect to the 2012-2014 performance cycle upon the date of your commencement of employment with Avon (the “Commencement Date”). Long-term incentives are currently delivered 70% in performance-based restricted stock units (“PRSUs”) granted under Avon's 2010 Stock Incentive Plan (the “2010 SIP”), and 30% in performance-based cash; however, Avon may change the composition of long-term incentive awards for future years' grants. PRSUs are generally settled in shares of Avon common stock. The number of PRSUs that vest and the payout percentage for performance cash are subject to performance against pre-set goals. Cycles are generally three years in duration. The Compensation Committee has approved a target long-term incentive award to you for 2012 valued at 600% of your Base Salary (i.e., $7,200,000) with terms and conditions consistent with those applicable to the 2012 long-term incentive awards that have been granted to Avon's other senior executives. In each future year during which you remain employed with Avon, we expect to make additional annual long-term incentive grants to you with an aggregate annual value of 600% of your Base Salary in effect from time to time, in such form and subject to such terms and conditions as the Compensation Committee may determine at the time of grant. For purposes of any long-term incentive awards granted to you by Avon as described in this paragraph, you will be deemed “Retirement” eligible for purposes of any such outstanding awards from and after the 5th anniversary of the Commencement Date.
We recognize that you will be forfeiting a significant amount of value in unvested equity and other benefits when you leave your current employer. In order to help offset this loss, Avon's Compensation Committee has approved granting to you (i) a special time-based award of 200,000 restricted stock units (the “Sign-On RSUs”), (ii) a deferred cash award with an initial value of $850,000 (the “DCA”) and (iii) a sign-on bonus of $1,910,000, subject to the recoupment provisions described below (the “Sign-On Bonus”). The Sign-On RSUs will vest and be paid to you in five equal annual installments on each of the first five anniversaries of the Commencement Date, and the DCA will vest and be paid to you in full upon the fifth anniversary of the Commencement Date, in each case, subject generally to your continued employment with Avon through the applicable vesting dates and, in each case, subject to accelerated vesting and payment in full in the event of your Severance Termination (as defined below) or in the event of your death or termination of employment due to “Disability” (as defined in the 2010 SIP). The Sign-On Bonus will be paid to you in cash within 5 days following the Commencement Date; provided, however, that you will be obligated to repay to Avon the “unvested portion” of your Sign-On Bonus within 5 days following any termination of your employment with Avon other than a Severance Termination or a termination due to death or Disability. For purposes of the preceding sentence, the “unvested portion” of your Sign-On Bonus will initially be 100%, with the remaining unvested portion lapsing in 20% installments on each of the first five anniversaries of the Commencement Date, subject to your continued employment with Avon through such anniversary dates. Your Sign-On RSUs will be paid/settled in shares, or at the election of Avon, in cash of equivalent value if and when they

Ms. Sherilyn S. McCoy

vest as described above. The DCA will be paid/settled in cash (increased by interest at the rate of 3.25% per annum, compounded annually) if and when the DCA vests as described above.
As a senior executive of Avon, you will need to adhere to stock ownership guidelines, which encourage executive share ownership and align executive interests with those of shareholders consistent with best practices among high-performing companies. You will be required to own Avon stock equal to six times your Base Salary within five years from the Commencement Date. You further acknowledge and agree that you will be subject to Avon's compensation recoupment (i.e., “clawback”) policy, as in effect from time to time, with respect to compensation awards that you receive from Avon.
In order to assist with your relocation to the New York City area, Avon will provide you with a suitable executive apartment or equivalent hotel suite in Manhattan for up to 6 months following the Commencement Date, while you are employed with us. Additionally, you will be afforded benefits under Avon's relocation policy applicable to other senior executives. Thereafter, to the extent you reasonably request further support from Avon with respect to lodging in New York City, you and Avon will discuss in good faith the nature and scope of any such additional support.
You will be eligible to participate in the benefit programs generally available to all Avon senior executives. Accordingly, you will be eligible for our health and welfare benefits such as medical, dental, vision and long-term disability plans as of your date of hire. In addition, you will be eligible to participate in Avon's retirement plans on the same basis as similarly situated senior executives, including with respect to participation under the Avon Personal Savings Account Plan (Avon's 401(k) plan), the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”) and Avon's Benefit Restoration Pension Plan (“BRP”). For purposes of your pension benefit accruals under the PRA and the BRP, you will be credited with an additional 2% of eligible compensation per year beyond the normal applicable contribution percentages under such plans (with such excess PRA contributions credited under the BRP). Your eligibility for and pension benefit accruals under, the BRP will commence and be fully vested from and after the Commencement Date, and, to the extent that any pension benefits that you would have earned under the PRA are unvested and therefore forfeited at the time of your termination of employment with Avon, any such forfeited pension benefits will be provided to you as an additional benefit under the BRP.
You will also be covered under other Avon compensation plans and policies and perquisite arrangements in which similarly situated Avon senior executives participate, including, without limitation, Avon's plans and policies for senior executives with respect to (i) financial planning and tax preparation services and (ii) executive health exams. Additionally, you will be provided with use of a car and driver and NetJets (or equivalent) plane usage, in each case, to the extent practicable and for business purposes only, and a home security system. The car and driver provided to you as described in the preceding sentence will be made available to you on a similar basis as provided to Avon's prior Chief Executive Officer, as reasonably needed for you to conduct business in connection with your commute between your New Jersey residence and Manhattan.

Ms. Sherilyn S. McCoy

You will be eligible for four weeks of vacation on the same basis as provided generally to similarly situated senior executives of Avon. If you leave Avon's employment you will be paid for any unused vacation earned and not used through your termination date.
Except as modified by this letter agreement, you will be eligible to receive severance in the form of salary continuation under Avon's Severance Pay Plan, as amended from time to time (the “Severance Plan”) and with severance payments to be made during the 24 month period following your separation from service with Avon in accordance with Avon's customary payroll practices. You shall be entitled to receive severance payments and benefits under the Severance Plan in the event of your “Severance Termination”, as defined below. In the event of your Severance Termination prior to the 3rd anniversary of the Commencement Date, your cash severance payments will equal the sum of two-times your Base Salary and two-times an amount equal to your then current annual target bonus, paid over the 24 month severance period provided under the terms of the Severance Plan. In the event of your Severance Termination on or after the 3rd anniversary of the Commencement Date, your cash severance benefit under the Severance Plan shall be limited to the amounts generally paid to Avon's senior executive officers as severance (currently, 24 months' Base Salary), but in no event less than 24 months' Base Salary. Please note that payment of your severance benefits will be in accordance with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), including any applicable six-month delay for certain payments made upon a separation from service as set forth in Section 5.2 of the Severance Plan. In order to be eligible for severance benefits, you will be required to sign a general release of all claims at the time and in the manner described in the Severance Plan (and in any event, within 30 days following your separation from service with Avon) with severance payments commencing (subject to the six-month wait period) effective on such 30th day; provided, however, that you shall not release Avon of its obligations to indemnify you or cover you under Avon's director and officer liability insurance policy. Additionally, you acknowledge and agree that you will be considered a “Selected Exempt Eligible Employee” within the meaning of the Severance Plan and, accordingly, you will be subject to the noncompetition and nonsolicitation provisions described under Sections 5.5 and 5.6 of the Severance Plan (which are incorporated herein by reference and which, together with the confidentiality restrictions described below, are referred to as the “Restrictive Covenants”).
As used herein, the term “Good Reason” has the meaning assigned to such term under Avon's Change in Control Policy, as amended from time to time (the “CIC Policy”), determined without regard to the requirement under the CIC Policy that a termination for Good Reason must occur within two years following a Change in Control (as defined in the CIC Policy); provided, however, that the term “Good Reason” shall also include a material breach by Avon of this letter agreement for which you have provided written notice to Avon within 90 days of the initial existence of such material breach and which Avon has failed to cure within 30 days thereafter. As used herein, the term “Severance Termination” means (i) an involuntary termination of your employment by Avon other than due to (x) your disability (as defined in Avon's long-term disability plan) or (y) a “Summary Dismissal”, as defined in the CIC Policy, or (ii) a termination of your employment by you for Good Reason, as defined above.

Ms. Sherilyn S. McCoy

You will also be a covered participant under the CIC Policy; provided, however, that for purposes of payments and other benefits under the CIC Policy, in the event of your “Qualifying Termination” (as defined in the CIC Policy), your applicable severance multiple will be 3 (rather than 2) and applicable continuation periods shall be 3 years (rather than 2 years).
In the event that Avon rescinds this offer letter agreement prior to the Commencement Date other than due to your failure to satisfy the Employment Conditions (as defined below), you shall be entitled to receive cash payments from Avon equal to the cash amounts and the value of any non-cash benefits that you would have been entitled to receive from Avon in the event your employment had been terminated due to a Severance Termination immediately following the Commencement Date (including, without limitation, accelerated vesting of Sign-On RSUs and the DCA and payment in respect of your Sign-On Bonus); provided, however, that if (i) any such rescission is made at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or otherwise arises in anticipation of a Change in Control and (ii) such Change in Control transaction actually occurs, then the cash payments that you shall be entitled to receive will be equal to the cash amounts and the value of other benefits that you would have received in the event of a Qualifying Termination immediately following the Commencement Date (including, without limitation, accelerated vesting of Sign-On RSUs and the DCA and payment in respect of your Sign-On Bonus).
In the event that any amount or benefit paid or distributed to you by Avon or its affiliates, whether pursuant to this letter agreement or otherwise (collectively, the “Covered Payments”), is or becomes subject to the tax (the “Excise Tax”) imposed under Section 4999 of the Code, then the Covered Payments will be reduced to the extent necessary so that no portion of the Covered Payments is subject to the Excise Tax (the “Reduced Amount”); provided that such amounts shall not be so reduced if, without such reduction, you would be entitled to receive and retain, on a net after tax basis (including, without limitation, after any Excise Taxes), an amount that is greater than the amount, on a net after tax basis, that you would be entitled to retain upon receipt of the Reduced Amount. If the determination made pursuant to this paragraph results in a reduction of the payments that would otherwise be paid to you except for the application of this paragraph, such reduction in payments will be first applied to reduce any cash severance payments that you would otherwise be entitled to receive and will thereafter be applied to reduce other payments and benefits in a manner that would not result in subjecting you to additional taxation under Section 409A of the Code.
You shall hold in a fiduciary capacity for the benefit of Avon all secret or confidential information, knowledge or data, including without limitation all trade secrets, relating to Avon or its affiliates, and their respective businesses (i) obtained by you during your employment by Avon or its affiliates and (ii) which is not otherwise publicly known (other than by reason of an unauthorized act by you). After termination of your employment with Avon, you shall not, without the prior written consent of Avon, unless compelled pursuant to an order of a court or other body having jurisdiction over such matter, communicate or divulge any such information, knowledge or data to anyone other than Avon and those designed by it.
Your employment at Avon is contingent upon your passing a satisfactory background investigation, reference checks, compliance with immigration law and passing a drug screening

Ms. Sherilyn S. McCoy

test (the “Employment Conditions”). As you may be aware, immigration law requires that Avon verify the employment authorization status of all new employees. Therefore, on your first day you will be asked to provide documents which establish your identity and employment eligibility. We will forward a list of acceptable documents for verification purposes in due course.
Avon maintains a drug free work environment and requires that all new hires pass a drug screen as a condition of employment. The results of this test must be received prior to your date of employment; you should allow 3-4 business days for the results to be processed.
Your employment with Avon hereunder shall constitute “at will” employment and may be terminated by you or Avon at any time (subject to Avon's obligations to you set forth herein and under the programs in which you participate described herein); provided that you will be required to give Avon 60 days advance notice of any resignation of your employment with Avon (other than for Good Reason as described above).
Avon may withhold from any amounts payable hereunder such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.
You hereby represent to Avon that you are not subject to any restrictive covenants with respect to employment other than those covenants disclosed to Avon in writing prior to the date hereof. Additionally, you hereby covenant and represent to Avon that you will not, during the course of your employment with Avon, seek to utilize any trade secrets or confidential or proprietary information belonging to one of your prior employers.
Avon will promptly pay directly or reimburse you for all reasonable attorneys fees and financial advisor fees incurred in connection with the negotiation and finalization of this letter agreement, not to exceed $75,000 in the aggregate.
Sheri, we very much look forward to your joining Avon. We are confident your career at Avon will be rewarding. If you have any questions, please feel free to call either of us.

Ms. Sherilyn S. McCoy

This letter agreement constitutes the entire agreement between you and Avon regarding the terms and conditions of your employment with Avon; shall be governed by and construed in accordance with the laws of the State of New York, applied without reference to principles of conflicts of laws; and may be executed in one or more counterparts, each of which shall constitute an original with the same effect thereto and hereto were upon the same instrument.
Sincerely,

/s/ Fred Hassan

Fred Hassan, on behalf of the Board

/s/ Maria Elena Lagomasino

Maria Elena Lagomasino, on behalf of the Board

Accepted and Agreed to:
/s/ Sherilyn S. McCoy	April 4, 2012

Sherilyn S. McCoy	Date